Exhibit 99.1

Simcere Pharmaceutical Group Announces Completion of Merger

NANJING, China, December 23, 2013— Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China, today announced the completion of the merger contemplated by the previously announced Agreement and Plan of Merger dated August 28, 2013 (the “Merger Agreement”) among the Company, Simcere Holding Limited (“Parent”) and Simcere Acquisition Limited (“Merger Sub”). As a result of the merger, the Company became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on December 19, 2013, each ordinary share of the Company (“Share”) issued and outstanding immediately prior to the effective time of the merger, including the Shares represented by American depositary shares, each representing two Shares (the “ADSs”), other than (a) Shares held by the Company’s direct or indirect wholly owned subsidiaries, (b) Shares beneficially owned by Parent or Merger Sub, (c) Shares beneficially owned by Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Right Lane Limited, King View Development International Limited and Fosun Industrial Co., Limited, and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Companies Law of the Cayman Islands (the “Dissenting Shares”), has been cancelled in exchange for the right to receive $4.83 and each ADS represents the right to receive $9.66 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes.

Registered holders of Shares and ADSs represented by share or ADS certificates, other than the Dissenting Shares, will receive a letter of transmittal and instructions on how to surrender their certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their certificates. Payment will be made to surrendering registered ADS holders and holders of ADSs in un-certificated form as soon as practicable after The Bank of New York Mellon, the Company’s depositary, receives the merger consideration. For any questions relating to the surrender and payment procedures, holders of Shares may contact the Company’s Investor Relations department at 86-25-8556-6666 ext. 8857 and holders of ADSs may contact The Bank of New York Mellon at 1-212-815-2476.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) be suspended. The Company requested the NYSE to file Form 25 with the United States Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the ADSs on the NYSE and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing Form 15 with the SEC. The Company’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (NYSE: SCR) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing: Vivien Liang Simcere Pharmaceutical Group Tel: 86-25-8556-6666 x 8857	In the United States: Cindy Zheng Brunswick Group LLC Tel: 1-212-333-3810
In Beijing: Yue Yu Brunswick Group Tel: 86-10-5960-8600